Flamel Technologies Announces Results of Annual Meeting and

Election of Stephen H. Willard Chairman

Steven A. Lisi Hired as Senior Vice President of Business
and Corporate Development

LYON, France - June 25, 2012 - Flamel Technologies S.A. (NASDAQ: FLML) today announced voting results from the Company’s annual ordinary and extraordinary meeting held on June 22, 2012. Approximately 98 percent of outstanding shares were represented at the meeting. The director nominees Dr. Catherine Bréchignac, Mr. Guillaume Cerutti, Dr. Francis J.T. Fildes, Ambassador Craig Stapleton, Mr. Elie Vannier, and Mr. Stephen H. Willard were each reelected to Flamel’s board of directors for a further one-year term. Mr. Michael S. Anderson, a new director nominee, was also elected. Each director received at least 97 percent of the votes cast.

In addition, the board of directors also appointed former Flamel Chief Executive Officer, Stephen H. Willard, as Chairman of the Board.

“Stephen has played an instrumental role in the evolution of Flamel’s business over the years, and I am delighted that the company will be able to continue to benefit from his leadership and guidance,” said Michael S. Anderson, Chief Executive Officer.

“I am privileged to have the opportunity to serve Flamel as Chairman and am confident Mike and his team are focused on executing a more vertically integrated strategy that should enhance value for Flamel’s shareholders,” said Mr. Willard.

Stockholders also approved a management proposal recommending the issuance of a total of 3.3 million stock warrants to Éclat Holdings, LLC related to the acquisition announced on March 14, 2012 at prices of $7.44 and $11.00. Approximately 97 percent of outstanding shares were cast "For" the proposal.

Each additional resolution proposed favorably by management at the meeting was approved overwhelmingly.

Flamel also announced the appointment of Steven Lisi as Senior Vice President of Business and Corporate Development, effective June 25, 2012. Mr. Lisi joins Flamel from Deerfield Capital Management, where he helped manage the firm’s healthcare portfolio and worked on numerous strategic transactions in the healthcare space.

“We are delighted that Steve has agreed to join Flamel,” said Mr. Anderson. “His extensive experience with strategic transactions in the pharmaceutical space and in-depth knowledge across a variety of therapeutic areas will be an invaluable asset as we redouble our focus on growth and execution.”

About Flamel Technologies

Flamel Technologies SA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that address unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms. Several Medusa-based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is being evaluated a Phase 2a trial in HCV patients. The Company has developed approved products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate) and Merck Serono (long-acting interferon beta-1a). Flamel recently acquired Éclat Pharmaceuticals, a St. Louis, Missouri-based specialty pharmaceutical company focused on developing and commercializing niche brands and generic products. Additional information can be found at www.flamel.com

Contact:

Michael S. Anderson, Chief Executive Officer

Phone:	33 (0) 4 72 78 34 34
Fax:	33 (0) 4 72 78 34 35
E-mail:	anderson@flamel.com

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals will not be successful, the expected timing of the filing of our first New Drug Application (NDA) with the FDA may be delayed, the identified opportunities will not result in shorter-term, high value results, clinical trial results will not be positive or that our partners may decide not to move forward, management transition to a new chief executive officer may be disruptive or not succeed as planned, products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, products in development may not achieve market acceptance, competitive products and pricing may hinder our commercial opportunities we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel’s technology, and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.